Exhibit 12.1

First Solar, Inc.

Ratio of Earnings to Fixed Charges

(Except Ratios, all numbers in thousands)

	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 26, 2009	Dec. 27, 2008
Earnings
(Loss) Income from continuing operations before income taxes	$(39,804)	$(53,713)	$762,077	$686,314	$463,776

Add:
Amortization of capitalized interest	8,312	3,652	4,566	3,385	1,091
Fixed charges	28,664	20,731	15,488	12,703	9,449

Less:
Capitalized interest	(10,303)	(15,249)	(10,063)	(6,644)	(6,885)

Total (Loss) Earnings	$(13,131)	$(44,579)	$772,068	$695,758	$467,431

Fixed Charges
Interest expense, net	$11,966	$100	$6	$2,858	$509
Capitalized interest	10,303	15,249	10,063	6,644	6,885
Interest portion of fixed rent (1)	6,395	5,382	5,419	3,201	2,055

Fixed Charges	$28,664	$20,731	$15,488	$12,703	$9,449

Ratio of Earnings to Fixed Charges	—	—	49.85	54.77	49.47

(1)	The Company has included one-third of rent expense on operating leases. Management believes that one-third represents an appropriate implied interest factor for the Company’s operating leases.
(2)	Earnings for each of the years ended December 31, 2012 and December 31, 2011 were inadequate to cover fixed charges due to a loss from continuing operations in such years. In order to achieve a ratio of earnings to fixed charges of 1:1, additional Earnings of $41,795 and $65,310 are required for the years ended December 31, 2012 and December 31, 2011, respectively.